UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

THE CHILDREN’S INTERNET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16875X105
(CUSIP Number)

The Children’s Internet Holding Company, LLC
4400 Fair Oaks Blvd.
Building B
Sacramento, California 95864
(916) 612-1842
Attention: Richard J. Lewis, Managing Member

with a copy to:

DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, California 95814
(916) 930-3250
Attention: Kevin Coyle
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16875X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Children’s Internet Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(a)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 32,040,988*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 32,040,988*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,040,988* or

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 71%**

14.	Type of Reporting Person (See Instructions) OO***

*   Represents the aggregate number of shares of The Children’s Internet, Inc. (the “Company”) common stock beneficially owned by Shadrack Films, Inc., (“Shadrack”) and Two Dog Net, Inc. (“Two Dog”) who consented to the Definitive Interim Stock Purchase Agreement dated June 15, 2007 (the “Interim Stock Purchase Agreement”) with The Children’s Internet Holding Company, LLC (“TCI Holding”) regarding the proposed acquisition of 130,000,000 shares of the Company common stock by TCI Holding and related matters, including the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of the Company’s common stock from 75,000,000 to 250,000,000. TCI Holding expressly disclaims beneficial ownership of any of the shares of the Company common stock subject to the Interim Stock Purchase Agreement.

**       Calculated according to Rule 13d-3 of the Securities and Exchange Act of 1934 and based on 75,000,000 authorized shares of the Company common stock, of which 26,873,738 shares were outstanding as of June 15, 2007, as represented by the Company in the Interim Stock Purchase Agreement discussed in Item 3, and of which 18,000,000 shares were beneficially owned by Two Dog pursuant to stock options in respect of the Company common stock that were vested as of June 15, 2007.

***     Reporting company is a Delaware limited liability company.

CUSIP No. 16875X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Lewis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(a)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 32,040,988*

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 32,040,988*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,040,988* or

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 71%**

14.	Type of Reporting Person (See Instructions) IN

 *         Represents the aggregate number of shares of The Children’s Internet, Inc. (the “Company”) common stock beneficially owned by Shadrack Films, Inc., (“Shadrack”) and Two Dog Net, Inc. (“Two Dog”) who consented to the Definitive Interim Stock Purchase Agreement dated June 15, 2007 (the “Interim Stock Purchase Agreement”) with The Children’s Internet Holding Company, LLC (“TCI Holding”) regarding the proposed acquisition of 130,000,000 shares of the Company common stock by TCI Holding and related matters, including the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of the Company’s common stock from 75,000,000 to 250,000,000. TCI Holding expressly disclaims beneficial ownership of any of the shares of the Company common stock subject to the Interim Stock Purchase Agreement.

**       Calculated according to Rule 13d-3 of the Securities and Exchange Act of 1934 and based on 75,000,000 authorized shares of the Company common stock, of which 26,873,738 shares were outstanding as of June 15, 2007, as represented by the Company in the Interim Stock Purchase Agreement discussed in Item 3, and of which 18,000,000 shares were beneficially owned by Two Dog pursuant to stock options in respect of the Company common stock that were vested as of June 15, 2007.

This statement on Schedule 13D (“Statement”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of The Children’s Internet, Inc., a Nevada corporation (the “Company”). This Schedule 13D is being filed jointly by each of The Children’s Internet Holding Group, LLC, a Delaware limited liability company (“TCI Holding”), and Richard Lewis (each, a “Reporting Person” and together, the “Reporting Persons”).

Item 1. Security and Issuer

The title of the class of equity securities to which this Statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 5000 Hopyard Road, Suite 320, Pleasanton, California 94588.

Item 2. Identity and Background

(a)           This statement is being filed by TCI Holding and Richard Lewis, the managing member of TCI Holdings. As such, Richard J. Lewis may be deemed to control, directly or indirectly, TCI Holding, and to beneficially own the securities being reported on this statement by the Reporting Persons.

(b)           The principal business and office address of TCI Holding is 4400 Fair Oaks Blvd., Building B, Sacramento, CA 95864. The business address of Richard J. Lewis is c/o TCI Holding, 4400 Fair Oaks Blvd., Building B, Sacramento, CA 95864.

(c)           Richard J. Lewis is the managing member of TCI Holding. TCI Holding’s principal business is holding shares of the Company. TCI Holding’s principal business address is 4400 Fair Oaks Blvd., Building B, Sacramento, CA 95864.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           TCI Holding is a limited liability company organized under the laws of Delaware. Richard Lewis is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Definitive Interim Stock Purchase Agreement dated as of June 15, 2007, a copy of which is filed herewith as Exhibit 1 (the “Interim Stock Purchase Agreement”), by and between the Company and TCI Holding, among other things, the Company agreed to issue TCI Holding 120,000,000 shares of Common Stock (the “To-Be-Authorized Shares”); Shadrack Films, Inc. (“Shadrack”) consented to transfer 10,000,000 shares of Common Stock to TCI Holding (the “Shadrack Shares”, and together with the To-Be-Authorized Shares, the “Shares”), the Company agreed to cause the transfer of the ownership of The Children’s Internet® online service and the Safe Zone Technology® software (the “Two Dog Technology”) from Two Dog Net, Inc. (“Two Dog”) to TCI Holding; and Shadrack and Two Dog consented to the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000. The Interim Stock Purchase Agreement did not legally result in the issuance of the To-Be-Authorized Shares to TCI Holding, did not legally result in the transfer of the Shadrack Shares from Shadrack to TCI Holding, or result in the transfer of the Two Dog Technology from Two Dog to TCI Holding. The issuance and transfer of the Shares is subject to the entry by the parties into a final stock purchase agreement (the “Final Stock Purchase Agreement”) and the transfer of the Two Dog Technology is subject to the entry by the parties into a technology transfer agreement. However, the Interim Stock Purchase Agreement embodies a commitment by the Company, Shadrack and Two Dog to take those actions necessary to transfer the Shares and to transfer the Two Dog Technology to TCI Holding. These actions include, without limitation, the authorization of an amendment to the Articles of Incorporation of the Company to increase the authorized Common Stock from 75,000,000 to 250,000,000 shares by the Company’s board of directors and the approval of such amendment by Shadrack and Two Dog through the voting of the Common Stock held by them. Each of the parties agreed to bear its own expenses in connection with the transactions contemplated by the Interim Stock Purchase Agreement.

TCI Holding agreed to purchase the Shares for an aggregate purchase price of $8,000,000, of which $1,500,000 will be used to pay the Company’s debt as directed by the Company (the “Purchase Consideration”). TCI Holding will pay the Purchase Consideration from its working capital.

Upon the execution of the Interim Stock Purchase Agreement, TCI Holding is required to deposit $300,000 in escrow (the “TCI Holding Initial Deposit”), and after TCI Holding has completed its due diligence investigation of the Company, which must be completed within 30 days of receiving the due diligence documents it requests from the Company (the “Due Diligence Period”), TCI Holding is required to deposit an additional $200,000 in escrow (the “TCI Holding Second Deposit”) if it elects to proceed with the stock purchase. The Company agreed to deposit 4,500,000 shares of Common Stock into escrow within 25 days after the execution of the Interim Stock Purchase Agreement (the “Company Initial Deposit”) and the Company agreed to deposit an additional 3,000,000 shares of Common Stock in escrow (the “Company Second Deposit”) upon notification of TCI Holding’s election to purchase the Shares after TCI Holding’s due diligence investigation. If either the Company or TCI Holding commits in an event of default under the Interim Stock Purchase Agreement or the Final Stock Purchase Agreement, the non-defaulting party may recover certain of the funds or shares that the defaulting party has placed in escrow.

The Company agreed, among other things, to do everything within its corporate powers to amend its Articles of Incorporation to increase its authorized Common Stock from 75,000,000 to 250,000,000 shares. The Company also agreed that until the closing of the Final Stock Purchase Agreement, or the earlier termination of the Interim Stock Purchase Agreement or the Final Stock Purchase Agreement, that neither it, nor any of its officers, directors, employees or agents, will solicit, discuss, or enter into any agreement with a third party relating to the sale, merger, or acquisition of the Company, or the sale of a material portion of the Company’s assets, without the prior written consent of TCI Holding. The Company agreed to include standard anti-dilution provisions in the Final Stock Purchase Agreement limiting the ability of the company to raise additional capital, offer excessive stock options, engage in rights offerings, cram downs, or other actions designed to artificially limit or reduce minority shareholder rights or interests for a period of two years after the Closing (as defined below). However, during this two-year anti-dilution term, the Company will not be prohibited from raising additional capital or issuing stock options or promulgating an employee stock option plan as long as the proposed capital raise or stock option plan is reasonable and customary to the industry.

TCI Holding agreed, among other things, not to directly or indirectly modify or use the Company’s products, trade names or assets without the written consent of the Company, not to use any confidential information of the Company except as required and necessary to consummate the sale of the Shares, not to represent to any person that it has the authority to act on behalf of the Company prior to the Closing (as defined below), not to take any action on behalf of the Company prior to the Closing (as defined below), and to change its name if the sale of the Shares is not consummated so that its name does not include the registered trademark licensed to the Company, “The Children’s Internet.”

The Interim Stock Purchase Agreement also contemplates the payment of a royalty by TCI Holding to Two Dog in connection with subscriptions to The Children’s Internet® online service received by the Company.

The parties agreed to negotiate in good faith and enter into the Final Stock Purchase Agreement no later than 45 days after the date of the Interim Stock Purchase Agreement. The terms of the Interim Stock Purchase Agreement will be incorporated into the Final Stock Purchase Agreement unless the Company and TCI Holding otherwise agree. TCI Holding, at its sole expense, is responsible for preparing the Final Stock Purchase Agreement and the Company is responsible for its own costs and legal expenses to review and make comments to the Final Stock Purchase Agreement. The closing of the Final Stock Purchase Agreement was agreed to be no later than 45 days after the end of the Due Diligence Period (the “Closing”).

References to, and descriptions of, the Interim Stock Purchase Agreement throughout this Statement are qualified in their entirety by reference to the Interim Stock Purchase Agreement filed herewith as Exhibit 1.  This agreement is incorporated into this Statement where such references and descriptions appear.

Item 4. Purpose of Transaction

The purpose of the Interim Stock Purchase Agreement is to facilitate the parties’ entry into the Final Stock Purchase Agreement, to facilitate the consummation of the sale of the Shares, and to facilitate the transfer of the Two Dog Technology. As a result of the sale and issuance of the Shares, TCI Holding will acquire control of the Company.

Under the Interim Stock Purchase Agreement, the Company agreed to do everything within its corporate powers to amend its Articles of Incorporation to increase its authorized Common Stock from 75,000,000 to 250,000,000 shares. Shadrack, which beneficially owns 52.2% of the Common Stock (as represented in the Company’s Annual Report on Form 10-KSB filed on May 18, 2007) and Two Dog, which beneficially owns 39.3% of the Common Stock (as represented in the Company’s Annual Report on Form 10-KSB filed on May 18, 2007), have agreed to consent to such amendment of the Company’s Article of Incorporation pursuant to the Interim Stock Purchase Agreement. Based on the number of shares of Common Stock issued and outstanding as of the date hereof, the approval of this amendment by Shadrack is sufficient for the adoption of the amendment under Nevada law.

Except as set forth in this Statement (including any information incorporated herein by reference), none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the following:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) a sale or transfer of a material amount of assets of the Company;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any other material changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934 (the “Exchange Act”); or

(j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

 (a)          For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Interim Stock Purchase Agreement, the Reporting Persons may be deemed to be the beneficial owners of 32,040,988 shares of Common Stock, representing an aggregate of 71% of the Company’s issued and outstanding shares of Common Stock as of June 15, 2007 (including shares of Common Stock issuable pursuant to options owned by Two Dog that were vested as of June 15, 2007).  The Reporting Persons disclaim any beneficial ownership of such shares of Common Stock, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such shares.

(b)  The Reporting Persons may be deemed to share voting power with respect to the 32,040,988 shares of Common Stock referenced in (a) above due to the consent by Shadrack and Two Dog to vote such shares of Common Stock with respect to the matters specified in the Interim Stock Purchase Agreement, including voting for the amendment of the Company’ Articles of Incorporation to increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000 shares. However, the Reporting Persons do not control the voting of such shares with respect to other matters, and the Reporting Persons do not possess any other rights as a Company stockholder with respect to such shares.

The consent of Shadrack and Two Dog to the Interim Stock Purchase Agreement was not limited to any particular number of shares of Common Stock held by them, and thus, the Interim Stock Purchase Agreement would apply to any shares of Common Stock and all other securities of the Company (including all options, warrants and rights to acquire shares of Company common stock) owned by Shadrack and Two Dog as of the date of the Interim Stock Purchase Agreement and all additional securities of the Company (including all additional shares of common stock and all additional options, warrants and rights to acquire shares of Company common stock) of which Shadrack and Two Dog become the beneficial owner during the period commencing with the execution and delivery of the Interim Stock Purchase Agreement until the termination of the Interim Stock Purchase Agreement.

(c)           None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(d)           Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)           Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Interim Stock Purchase Agreement, the form of which is filed herewith as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By consenting to the Interim Purchase Agreement, Shadrack and Two Dog may be deemed to have agreed to consent to the corporate actions necessary to consummate the transactions contemplated by the Interim Stock Purchase Agreement. Among other actions, this includes the amendment of the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 75,000,000 to 250,000,000 so that the Company may issue the To-Be-Authorized Shares.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Definitive Interim Stock Purchase by and between The Children’s Internet, Inc., a Nevada corporation, and The Children’s Internet Holding Company, LLC, a Delaware limited liability company, dated June 15, 2007.

Exhibit 2: Joint Filing Agreement by and between The Children’s Internet Holding Company, LLC, a Delaware limited liability company, and Richard J. Lewis dated June 25, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Dated: June 25, 2007	THE CHILDREN’S INTERNET HOLDING COMPANY, LLC

	By:	/s/ Richard J. Lewis
	Name:	Richard J. Lewis
	Title:	Managing Member

Dated: June 25, 2007	/s/ Richard J. Lewis
Richard J. Lewis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).